

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2024

Tianhang Xiao
Chief Executive Officer
Xuhang Holdings Ltd
Building 2, Shangtanghe 198 Cultural and Creative Park
198 Shenban Road
Gongshu District, Hangzhou City, Zhejiang Province
The People's Republic of China, 310000

> **Re: Xuhang Holdings Ltd**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed July 1, 2024**
> **File No. 333-271029**

Dear Tianhang Xiao:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 17, 2024 letter.

Amendment No. 4 to Registration Statement on Form F-1 filed July 1, 2024

Exhibits

1. We note your disclosure in Note 20 - Subsequent events to the financial statements that states that you and your related entities entered into several agreements, including revolving lines of credit in the form of overdraft agreements and loans. Please revise your disclosure throughout your registration statement to discuss these agreements as applicable. Additionally, please file any agreements in compliance with Item 601(b)(10) of Regulation S-K.

       Please contact James Giugliano at 202-551-3319 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ying Li, Esq.